Exhibit 99.1

2024

# YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

**Vote by Internet - QUICK ★★★ EASY**
**IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail**

VINFAST

**VINFAST AUTO LTD.**
**(Incorporated in the Republic of Singapore)**
**(Company Registration Number 201501874G)**

**Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:59 a.m., Eastern Time, on June 24, 2024.**

**INTERNET – www.cstproxyvote.com**
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

**Vote at the Meeting –**
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend:
**https://www.cstproxy.com/vinfastauto/2024**

**MAIL –** Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

**PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.**

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

## PROXY CARD

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 AND 12.**

Please mark your votes like this **X**

**Election of Directors**

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| (1) Pham Nhat Vuong | ☐ | ☐ | ☐ |
| (2) Le Thi Thu Thuy | ☐ | ☐ | ☐ |
| (3) Ling Chung Yee Roy | ☐ | ☐ | ☐ |
| (4) Tham Chee Soon | ☐ | ☐ | ☐ |
| (5) Nguyen Thi Van Trinh | ☐ | ☐ | ☐ |
| (6) Nguyen Thi Lan Anh | ☐ | ☐ | ☐ |

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| **7.** Approval and ratification of payment of Directors' fees of a total amount of US$200,000 for the financial year ended December 31, 2023. | ☐ | ☐ | ☐ |
| **8.** Approval of payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2024. | ☐ | ☐ | ☐ |
| **9.** Approval of payment of Directors' fees of a total amount of up to US$500,000 for the financial year ending December 31, 2025. | ☐ | ☐ | ☐ |
| **10.** To appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company's auditors for the financial year ending December 31, 2024, and to authorise the Directors to fix their remuneration. | ☐ | ☐ | ☐ |
| **11.** To receive and adopt the Director's Statement and Audited Financial Statements (which are audited and reported based on the Singapore Financial Reporting Standards (International) for the financial year ended December 31, 2023, together with the Auditor's Report thereon (the "2023 SFRS Financials"). | ☐ | ☐ | ☐ |
| **12.** To approve the issuance of shares as established in the proxy statement. | ☐ | ☐ | ☐ |

CONTROL NUMBER

**Signature**______________________________ **Signature, if held jointly**_________________________________ **Date**_____________, **2024**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

188580 Vinfast Auto Ltd. Proxy Card Rev3 Back 2024 Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting To view the 2024 Proxy Statement, 2024 Annual Report and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/vinfastauto/2024 PROXY CARD FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS VINFAST AUTO LTD. Incorporated in the Republic of Singapore) (Company Registration No: 201501874G) I/We*, (Name), NRIC/Passport Number/Company Registration Number* of (Address) being a member/members* of VINFAST AUTO LTD. (the “Company”), hereby appoint: Name NRIC/Passport No. Proportion of Shareholdings No. of Shares % Address and/or Name NRIC/Passport No. Proportion of Shareholdings No. of Shares % Address or failing the person, or either or both of the persons, referred to above, the Chairman of the Meeting as my/our proxy/proxies to attend and vote for me/us on my/our behalf at the annual general meeting (“AGM” or “Meeting”) of the Company to be held at https://www.cstproxy.com/vinfastauto/2024 on June 27, 2024 at 9:00 PM (Singaporean time) and at any adjournment thereof. I/We direct my/our proxy/proxies* to vote for or against the Resolutions proposed at the Meeting as voted as indicated in the proxy card, which accompanied the notice of the 2024 AGM. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/her/their discretion, as he/she/they* will on any other matter arising at the Meeting and at any adjournment thereof. Dated this day of 2024 Signature of Member(s) or Common Seal of corporate Member Please, see notes on this proxy form at https://www.cstproxy.com/vinfastauto/2024 (Continued and to be marked, dated and signed, on the other side) Total number of Shares in Register of Members No. of Shares